UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

FORM 6-K

REPORT OF FOREIGN ISSUER PURSUANT TO RULE 13a-16 AND 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the Period    February 2008                                   File No:  001-33580

Keegan Resources Inc.

(Name of Registrant)

Suite 1204 – 700 West Pender Street, Vancouver, British Columbia, Canada V6C 1G8

(Address of principal executive offices)

1.

News Release dated February 28, 2008

Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F.           FORM 20-F XXX         FORM 40-F ____

Indicate by check mark whether the Registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _____

No XXX

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Form 6-K to be signed on its behalf by the undersigned, thereunto duly authorized.

Keegan Resources Inc.

(Registrant)

Dated: February 28, 2008

Signed: /s/  Michael Bebek

Michael Bebek

Corporate Secretary

PRESS RELEASE TSX-V: KGN AMEX: KGN

KEEGAN DISCOVERS UP TO 4900 PPB GOLD IN AUGUR SAMPLE AT ASUMURA PROPERTY NORTHWEST STRUCTURE; DRILL PROGRAM TO COMMENCE IN MARCH

February 28, 2008, Vancouver, BC: Keegan (the “company”) is pleased to release the results of 322 augur holes from the mineralized NW structure at Asumura, which covers approximately 4 km of the 5.5 km long NE oriented coincident gold-in-soil and aeromagnetic geophysical anomaly (please see NR dated July 20, 2007 for description of this anomaly).  The results of the augur sampling refine the target by showing several parallel, en echelon style NNE zones with significant gold values.  The largest of these zones is over 2 km long and up to 320 meters wide of > 50 ppb Au and contains saprolite values as high as 3420 ppb Au.  A 260 meter wide parallel zone to the west has values up to 4911 ppb Au and 1558 ppb Au.  The samples obtained by the augur are taken from in-place saprolite. Keegan has been able to use the augur chips together with the magnetic signature to create a geologic map of the area.  The anomalous areas appear to be underlain by a regionally significant northeast trending structure. Please see www.keeganresources.com for a map showing the geology and gold geochemistry of the NW zone.

Keegan plans to conduct an initial 2 month drill program at the Asumura project starting in March to drill test both the NW anomaly and the Bia targets. The Asumura project currently hosts mineralized structures now measuring in excess of 40km in strike. Multiple programs will be undertaken in the next 12 months to test the full extent of the properties potential.

Dan McCoy, President and CEO of Keegan states:  “We are very pleased with these augur results, which upgrade the northwest drill target from both a geochemical and geological perspective.  We look forward to drilling all the initial Asumura targets in March.”

All augur samples are assayed using BLEG analysis on a one kg sample by Transworld Laboratories (GH) Ltd., Tarkwa, Ghana and QA/QC was ensured by good repeatability from external standards.  Augur samples are taken at one meter intervals down each augur hole and are logged according to regolith as alluvium, colluvium, soil, saprolite or some combination. Only saprolite samples are discussed in this news release and presented in the accompanying map at www.keeganresources.com. Vincent Dzakpasu, a qualified member of the Institute of Mining and Metallurgy in the United Kingdom is Keegan's QP on the property.

About Keegan Resources: Keegan is a junior gold company offering investors the opportunity to share ownership in the rapid exploration and development of high quality, pure gold assets. The Company is focused on its wholly owned flagship Esaase and Asumura gold projects located in Ghana, West Africa. Managed by highly skilled and successful technical and financial professionals, Keegan is well financed with no debt. Keegan is also strongly committed to the highest standards for environmental management, social responsibility, and health and safety for its employees and neighboring communities. Keegan trades on the TSX-VEN and on the AMEX under the symbol KGN. More information about Keegan is available www.keeganresources.com.

On Behalf of the Board

Dan McCoy, Ph.D.
President & CEO

For more information please visit the company website at http://www.keeganresources.com or contact investor relations at 604-683-8193 or mail to:info@keeganresources.com.

The TSX Venture and AMEX Exchange have not reviewed and do not accept responsibility for the adequacy or the accuracy of this release.

This release includes certain statements that may be deemed forward-looking statements. All statements in this release, other than statements of historical facts, that address future production, reserve potential, exploration drilling, exploitation activities and events or developments that the Company expects are forward-looking statements. Although the Company believes the expectations expressed in such forward-looking statements are based on reasonable assumptions, such statements are not guarantees of future performance and actual results or developments may differ materially from those in the forward-looking statements. Factors that could cause actual results to differ materially from those in forward-looking statements include market prices, exploitation and exploration successes, continued availability of capital and financing, and general economic, market or business conditions. Investors are cautioned that any such statements are not guarantees of future performance and those actual results or developments may differ materially from those projected in the forward-looking statements. For more information on the Company, Investors should review the Company's filings that are available at www.sedar.com.

KEEGAN RESOURCES INC.

Highest Value Saprolite Samples: NW anomaly

Focused Exploration Providing Growth

LEGEND
Augur results from in place saprolite
Au in ppb
1,000 to 5,000
500 to 1,000
100 to 500
50 to 100
10 to 50
< 10
Drill Targets > 50 ppb Au
Geology
Intrusive Unit
Metasedimentary Unit
Metavolcanic Unit
Unmapped Region
Faults projected from aeromagnetics
Asumura Concession Boundary
2.3 km length drill target
4911 ppb Au
1558 ppb Au
3420 ppb Au
N
0
500
1,000
meters